ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 10, 2022 DATE AND TIME: On February 10, 2022, at 9:30 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members elected, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Once the meeting started, the Board members examined the financial statements for the year ended December 31, 2021, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration from the Executive Board, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and with the management discussion and analysis report for the operation. After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange. After examining the financial statements for the fiscal year ended December 31, 2021, the Board members have resolved, ad referendum of the General Stockholders’ Meeting and on the grounds of sub item 6.8, item X, of the Bylaws, on the payment of interest on capital in the amount of R$0.013660 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.011611 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding. Stockholders will be paid on March 11, 2022, with such amount to be calculated based on the final stockholding position recorded on February 21, 2022, with shares traded “ex-rights” as of February 22, 2022. Interest will be recorded as credit to the specific account on March 11, 2022. Additionally, the Board members approved the payment of interest on capital declared by the Board of Directors on October 14, 2021, in the gross amount of R$0.264551 per share (net amount of R$0.224868 per share) on March 11, 2022. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed. São Paulo (SP), February 10, 2022. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. – FEBRUARY 10, 2022 – 9:30 a.m.    Page2 chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio, João Moreira Salles, Marco Ambrogio Crespi Bonomi, Maria Helena Santana and Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence